October 28, 2015
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed July 30, 2015
File No. 001-31719

Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated October 15, 2015 from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.
We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comments for ease of reference and our response to those comments. The numbers of the paragraphs below correspond with the numbers of the comments contained in the Commission’s letter:

Form 10-K for the fiscal year ended December 31, 2014
Notes to Consolidated Financial Statements
12. Long-Term Debt, page 88

Comment:

1.
You state on page 89 that you exchanged $176.6 million aggregate principal amount of the 3.75% Notes for $176.6 million principal amount of 1.625% convertible senior notes due 2044, approximately 1.7 million shares of your common stock, and payment of accrued interest on the exchanged 3.75% Notes. Please tell us how you accounted for the Exchange. Provide us your analysis under ASC 470-50 and any authoritative guidance that supports your accounting treatment.

Response:

We note the Staff's comment. To facilitate the following discussion and analysis, a brief summary of the transaction follows.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
October 28, 2015

Transaction Summary
In a series of transactions beginning on August 11, 2014, and settled on September 5, 2014, the Company concurrently entered into exchange agreements and a private placement memorandum (collectively, the “Exchange Transaction”) with the bondholders of $176.6 million principal amount of its 3.75% Convertible Senior Notes due 2014 (the “Old Notes”). Prior to the Exchange Transaction, the total outstanding principal amount of the Old Notes was $187 million with a maturity date of October 1, 2014. Under the terms of the Exchange Transaction, certain bondholders agreed to exchange the Old Notes for: 1) newly issued 1.625% Convertible Senior Notes due 2044 (the “New Notes”); 2) common shares of the Company with a fair value equal to the conversion spread of the Old Notes (the “Exchange Shares”); and 3) cash equal to the accrued and unpaid interest on the Old Notes through the original maturity date (collectively, the “Exchange Consideration”).
Upon completion of the Exchange Transaction, $10.4 million aggregate principal amount of the Old Notes remained outstanding and was settled in full by the Company on October 1, 2014. The Company did not receive any proceeds from the issuance of the New Notes and the Exchange Shares.

Analysis
In its accounting evaluation of the Exchange Transaction, the Company considered ASC 470-50, which states that modifications or exchanges are considered extinguishments with gains or losses recognized in current earnings if the terms of the new debt and original instrument are substantially different. The instruments are considered substantially different when the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument (the “10% Test”). If the original and new debt instruments are substantially different, the new debt should be initially recorded at fair value and the original debt is derecognized, with the difference recognized as an extinguishment gain or loss. The Company also assessed whether the Exchange Transaction could be considered a troubled debt restructuring under ASC 470-60; because the Company was not a troubled borrower, and the bondholders did not grant any concessions to the Company, this guidance is not applicable.
Under ASC 470-50-40-12, the following guidance is used to calculate the present value of the cash flows for purposes of applying the 10% Test. Please note the Company's evaluation of each item, following the italicized content:

a.
The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification. The Company considered all cash flows; additionally, the Company considered and included the impact of non-cash consideration—the Exchange Shares—in its computation.

b.
If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument. Not applicable; neither instrument has a floating interest rate.

c.
If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met. The Company computed the cash flow assumptions that generated the smaller change with regard to the New Notes' redemption rights, which become exercisable in August 2018 (see below).

d.
If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows. The Old Notes contained no contingent payment, or unusual interest rate terms. The New Notes contain no unusual interest rate terms, but do contain certain contingent interest provisions. The Company evaluated these provisions and concluded that the likelihood that it would incur additional interest payments was remote. Accordingly, the present value of such contingent interest was determined to be de minimis. Therefore, no value was assigned to the contingent interest payments in the 10% Test.

e.
The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument. The Company applied the effective interest rate of the original debt instrument, or 7.522%, in the cash flow analysis.

f.
If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different. Not applicable; the debt was not exchanged or modified within the last year.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
October 28, 2015

g.
The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. Rather, a separate test shall be performed by comparing the change in the fair value of the embedded conversion option to the carrying amount of the original debt instrument immediately before the modification, as specified in paragraph 470-50-40-10(a). While the original and replacement debt instruments both contain conversion options, the Company concluded that additional consideration of the change in fair value of the conversion options was not applicable due to the results of the 10% test (see below).

A summary of the computation, as performed according to the guidance above (i.e., the scenario that resulted in the smallest change in cash flows), is as follows:

	Old Notes	New Notes
Principal Amount	$176,551,000	$176,551,000
Coupon Rate	3.750%	1.625%
Maturity Date [1]	October 1, 2014	August 15, 2018
Effective Interest Rate Applied (Old Notes)	7.522%	7.522%
Present Value of Cash Flows	$179,861,331	$223,226,336

Difference - $		$43,365,005
Difference - %		24.1%
__________________
1 For the New Notes, the maturity date is assumed to be the first bondholders' first redemption date.

Because the present value of the cash flows under the terms of the new debt instrument was at least 10% different from the present value of the remaining cash flows under the terms of the original instrument, the Company concluded that the Exchange Transaction resulted in a debt extinguishment, and therefore applied the derecognition model under ASC 470-20-40-19 through 40-20. As a result of the Exchange Transaction, the Company recognized a loss on extinguishment of approximately $860,000 which was not separately disclosed given the insignificance of the amount.

Form 10-K for the fiscal year ended December 31, 2014
Notes to Consolidated Financial Statements
12. Long-Term Debt, page 88

Comment:

1.	1

2.
Please tell us if payment of cash upon conversion of the 1.625% convertible senior notes issued in August and September 2014 is solely at your option. If not, please provide us an analysis as to why the embedded conversion option was not bifurcated and recorded as a derivative. Refer to ASC 815-40-25-4.

Response:

We note the Staff's comment. Because the notes require net share settlement, cash settlement is not an option. The conversion option was classified as equity in accordance with ASC 815-40-25-4.
The Company's Form 10-K for the fiscal year ended December 31, 2014, includes the following disclosure in Note 12, Long-Term Debt [emphasis added]:
“The initial conversion rate for the 1.625% Notes is 17.2157 shares of our common stock per $1,000 principal amount of the 1.625% Notes. This represents an initial conversion price of approximately $58.09 per share of our common stock. Upon conversion, we will pay cash and, if applicable, deliver shares of our common stock to the converting holder in an amount per $1,000 principal amount of 1.625% Notes equal to the settlement amount (as defined in the related indenture).”
In its accounting evaluation for the issuance of the 1.625% Notes, the Company considered ASC 815-40-25-4 [emphasis added]:
a.Contracts shall be initially classified as either assets or liabilities in both of the following situations:

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
October 28, 2015

1.	Contracts that require net cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the entity)

2.	Contracts that give the counterparty a choice of net cash settlement or settlement in shares (physical settlement or net share settlement).
b.Contracts shall be initially classified as equity in both of the following situations:

1.	Contracts that require physical settlement or net share settlement

2.
Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.

As described above, the Company will settle the 1.625% Notes in cash for the principal amount and will physically settle the excess of the settlement amount over the conversion price by delivering the Company’s shares, as provided in the indenture.
Therefore, with regard to ASC 815-40-25-4a, the contract does not require net cash settlement; nor does the contract give the counterparty a choice of net cash settlement or settlement in shares.
With regard to ASC 815-40-25-4b.1, the contract does require net share settlement. Based on these settlement provisions, the Company concluded that the conversion feature of the 1.625% Notes was properly classified as equity.
Form 10-Q for the quarterly period ended June 30, 2015
Notes to Consolidated Financial Statements
10. Medical Claims and Benefits Payable, page 16

1.
Comment:

3.
You state on page 17 that you recognized favorable prior period claims development in the amount of $138.1 million for the six months ended June 30, 2015. Please provide us proposed disclosure to be included in future filings quantifying the impact of each of the four factors you discuss that resulted in the development. Regarding the fourth factor discussing retroactive increase to the provider fee schedules implemented by the state in mid-2014, explain how the increase in the average time between the date of service and the date of payment caused an overstatement of the reserves.

Response:
We note the Staff’s comment. As we have disclosed elsewhere, numerous factors influence our estimation of our liability for medical claims and benefits payable at any given time. Specifically, in Critical Accounting Estimates, as reported on page 55 of our Form 10-K for the Fiscal Year Ended December 31, 2014 (and as referenced in Critical Accounting Estimates on page 47 of our Form 10-Q for the Quarterly Period Ended June 30, 2015), we wrote:
“The factors we consider when estimating our IBNP include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims.”
The estimation of our liability for medical claims and benefits payable is the result of our assessment of all of the factors listed above, taken in total. Our estimates are based upon our assessment of a high volume of transactions (over three million per month) spread over 3.4 million patients seeing thousands of health care providers for varying services in different settings over periods of many months. Our estimate cannot be developed formulaically by assigning specific values to each individual factor and then combining them in a preset manner. Rather, nearly all of these factors, except the actual dollar value of claims already paid, represent qualitative inputs to our estimates. Likewise, we can only rarely quantify the impact that any single factor has on a change in estimate. We only know when measures for any one or more of those factors are out of the ordinary. Changes in estimate, then, can only be explicitly tied to a single development—a change in our estimate of the amount that will ultimately be paid out in satisfaction of the liability—which is already documented in our existing tabular disclosure of Medical Claims and Benefits Payable.
The disclosures you cite are made merely to identify specific circumstances that are somewhat out of the ordinary for specific periods and that, in our opinion, led, or might lead to, results materially different from those anticipated by our initial estimates. It would be both inaccurate and misleading to assign specific dollar values to any of these circumstances. As our estimates are not developed formulaically by assigning specific values to each individual factor, we cannot assign a specific value to those factors in hindsight.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
October 28, 2015

The purpose of our disclosure is to identify which of our state health plans experienced the greatest change in estimate for the period indicated, and to provide a high level explanation of the reasons for that variance.
With regard to the second part of the Staff's comment above, the Company has included the cited excerpt for reference:

•
At our New Mexico health plan, there was a retroactive increase to the provider fee schedules implemented by the state in mid-2014. This resulted in many claims adjustments paid well after the dates of service, causing an increase in the average time between the date of service and the date of payment. This resulted in an overstatement of the reserves as of December 31, 2014.

Our historical claims payment patterns are a critical factor in the development of our liability estimates. Any disruption of those historical trends creates uncertainty in our estimates. Incremental payments on, or recoveries from, claims previously settled (collectively “adjustments”) constitute just such an historical disruption of payment patterns.
The Company proposes the following disclosure for the Form 10-Q for the quarterly period ended September 30, 2015, marked for changes from our initial disclosure in our Form 10-Q for the quarterly period ended June 30, 2015:

•
At our New Mexico health plan, the state implemented a retroactive increase to the provider fee schedules in mid-2014. As a result, many claims that were previously settled were reopened, and subject to, additional payment. Because our reserving methodology is most accurate when claims payment patterns are consistent and predictable, the payment of additional amounts on claims that in some cases had been settled more than six months before added a substantial degree of complexity to our liability estimation process. Due to the difficulties in addressing that added complexity, liabilities recorded as of December 31, 2014 were in excess of amounts ultimately paid out.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Marketplace Premium Stabilization Programs-Health Plans Segment, Page 47

1.	1
Comment:

2.

4.
Please provide us proposed disclosure to be included in your significant accounting policies note to the consolidated financial statements in future filings providing your accounting policy for each of the 3R's and the MLR.

Response:

We note the Staff's comment. The Company's proposed disclosure for the Form 10-Q for the quarterly period ended September 30, 2015, and filings going forward, is as follows:
2. Significant Accounting Policies
Revenue Recognition
Premium Revenue – Health Plans Segment
Contractual Provisions That May Adjust or Limit Revenue or Profit
Marketplace
Premium Stabilization Programs: The Affordable Care Act (ACA) established Marketplace premium stabilization programs effective January 1, 2014. These programs, commonly referred to as the "3R's," include a permanent risk adjustment program, a transitional reinsurance program, and a temporary risk corridor program. We record receivables or payables related to the 3R programs based on our year-to-date experience when the amounts are reasonably estimable, and, for receivables, collection is reasonably assured.

•
Permanent risk adjustment program: Under this permanent program, our health plans' risk scores are compared to the overall average risk score for the relevant state and market pool. Generally, our health plans will pay into the pool if their risk scores are below the average risk score, and will receive funds from the pool if their risk scores are above the average risk score.

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
October 28, 2015

•
Transitional reinsurance program: This program is designed to provide reimbursement to insurers for high cost members. Our health plans pay an annual contribution on a per-member basis, and are eligible for recoveries if claims for individual members exceed a specified threshold, up to a maximum amount. This three-year program will end in 2016.

•
Temporary risk corridor program: This program is intended to limit gains and losses of insurers by comparing allowable costs to a target amount as defined by the U.S. Department of Health and Human Services (HHS). Variances from the target amount exceeding certain thresholds may result in amounts due to or receivable from HHS. This three-year program will end in 2016. Due to uncertainties as to the amount of federal funding available to support the risk corridor program, we do not recognize amounts receivable under this program. All liabilities are recognized as incurred.

Additionally, the ACA established a minimum annual medical loss ratio (Minimum MLR) of 80% for the Marketplace. The medical loss ratio represents medical costs as a percentage of premium revenue, where the components of medical costs and premium revenue are specifically defined by federal regulations. Each of the 3R programs is taken into consideration when computing the Minimum MLR. If the Minimum MLR is not met, we may be required to pay rebates to our Marketplace policyholders.
Our receivables (payables) for each of these programs, as of the dates indicated, were as follows (in millions):

	September 30, 2015	December 31, 2014
Risk adjustment	$(136.1)	$(4.8)
Reinsurance	21.9	4.9
Risk corridor	(11.8)	(0.5)
Minimum MLR	(12.5)	—
*****
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff Barlow at (916) 646-9193, ext. 114663.

Respectfully submitted,

/s/ Joseph White
Joseph White
Chief Accounting Officer

Mr. Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
October 28, 2015

cc:	Vanessa Robertson, SEC Senior Staff Accountant
Joel Parker, SEC Accounting Branch Chief
John C. Molina, Chief Financial Officer
Jeff D. Barlow, Chief Legal Officer
Margo Wright, Vice President Accounting
Burt Park, Senior Assistant General Counsel